Exhibit 99.1

DayDayCook Provides Financial Update and Corporate Highlights

Revenues +25.5% for nine months ended September 30, 2023 as the Company achieved EBITDA profitability

New York, NY, January 19, 2024 (Globe Newswire) – DDC Enterprise, Ltd., (NYSEAM: DDC) (“DayDayCook,” “DDC,” or the “Company”), a leading content-driven food consumer brand, provides a financial and corporate update coincident with the filing of the Company’s financial results for the nine months ended September 30, 2023. These financial results are for periods prior to DayDayCook’s IPO in November of 2023.

Financial Highlights:

●	Total revenues were $23.7 million for the nine months ended September 30, 2023, representing 25.5% increase from the same period in 2022

●	Gross Profit was $6.3 million for the nine months ended September 30, 2023, representing a 48.4% increase from the same period in 2022. Gross profit margin increased from 22.3% for the nine months ended September 30, 2022, to 26.4% for the nine months ended September 30, 2023

●	EBITDA (non-GAAP) was a positive $0.6 million for the nine months ended September 30, 2023, compared to a negative EBITDA (non-GAAP) of $10.1 million in the same period of 2022

Corporate Highlights:

●	Successful IPO in Q4 2023: The Company completed its initial public offering on NYSE American and raised $33.15 million (before deducting underwriting discounts and commissions and other offering expenses payable by the Company) in new funding

●	Continued execution of the Company’s Mergers and Acquisitions (“M&A”) strategy which primarily focuses on the acquisition of complimentary brands in the Asian food and cooking categories as well as sales channel access with the following acquisitions:

-	Q3 2023: Completed the acquisition of Cook San Francisco, LLC. (“Nona Lim”), an Asian food brand company based in San Francisco, USA which sells RTC Asian noodle meal kits and a variety of soup bases to its customers through an established distribution network in the United States, including major retailers such as Whole Foods Market, Target, and Kroger

-	Q3 2023: Completed the acquisition of Shanghai Yuli Development Limited (“Yuli”), a Chinese company principally engaged in sales of RTC and RTE product giftboxes

-	Q1 2024: Completed the acquisition of Yai’s Thai, which provides Thai-based pantry staples in the U.S. market such as curries and stir-fry sauces. The company’s products may be found at Costco, Whole Foods Market, Safeway, Sprouts, and Kroger. The company has anticipated revenues of $8 million to $10 million in 2023

-

Q1 2024: Entered into agreement to acquire 51% of Italian company GLI for approximately $9.3 million in cash over the next three years, plus an additional potential consideration of cash and stock based on GLI’s revenue and EBITDA over that period. GLI produces Asian-style ready-meals. GLI anticipates revenue of approximately of $11 million in 2023.

Norma Chu, DDC’s Chairwoman and Chief Executive Officer said, “These financial results are from a pre-IPO time-period and we look forward to continued financial success now that we are trading on the NYSE American. We are very excited about our recent acquisitions as well as the significant number of opportunities we see in the U.S. and international markets. As a newly listed company, we are focused on executing our growth strategy to deliver value for our shareholders.”

About DayDayCook – A Leader in Food Innovation

Founded in 2012, DayDayCook is a leading content-driven consumer brand offering easy and convenient ready-to-heat, ready-to-cook and ready-to-eat Asian food products. The company focuses on innovative and healthy meal solutions with a fast-growing omnichannel sales network in China and the U.S., and through a strong online presence globally. The Company builds brand recognition through culinary and lifestyle content across major social media and e-commerce platforms.

Use of Non-GAAP Financial Measure

We use earnings before interest expenses and income, income tax expense/(benefit) and depreciation, and amortization (“EBITDA”), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. EBITDA represents net loss excluding income tax expense/(benefit), interest expenses, interest income and depreciation and amortization. The Company provides EBITDA because we believe that investors and analysts may find it useful in measuring operating performance without regard to items such as income tax expense/(benefit), interest expenses and interest income and depreciation and amortization.

Reconciliation from net loss to EBITDA for the nine months ended September 30:

	For the Nine Months Ended September 30,
	2022	2023
	US$	US$
Net loss	(14,435,292)	(2,234,685)
Add:
Income tax (benefit)/expense	(18,556)	621,840
Interest expenses	3,953,458	2,183,911
Interest income	(52,533)	(226,240)
Depreciation and amortization	400,277	301,490
EBITDA	(10,152,646)	646,316

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact:

Investors:

CORE IR
Matt Blazei
mattb@coreir.com

Media:
CORE PR
Kati Waldenburg
pr@coreir.com

3